By U.S. Mail and facsimile: (215) 538-5790

Thomas J. Bisko
President and Chief Executive Officer
QNB Corp.
15 North Third Street
Quakertown, PA 18951

> **Re: QNB Corp.**
> **Form 10-K for fiscal year ended December 31, 2009**
> <u>**File Number 000-17706**</u>

Dear Mr. Bisko:

We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In other comments, where indicated, we think you should revise your document in response to these comments in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide us a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Fiscal Year Ended December 31, 2009</u>
<u>General</u>
<u>Additional Information, page 10</u>

1.   In future filings, please correct the address of the Securities and Exchange Commission.

<u>Item 3. Legal Proceedings, page 15</u>

2.   Please tell us, and include in future filings whether you have any material pending legal *proceedings* rather than material *litigation.* Refer to Item 103 of Regulation S-K.

Item 8. Financial Statements and Supplementary Data
Note 4 – Investment Securities Available-For-Sale, pages 61-65

Pooled Trust Preferred Securities

3.   The staff notes the disclosure appearing on page 65 that in determining whether a credit loss exists, the company uses its best estimate of the present value of cash flows expected to be collected from the debt security and discounts them at the effective yield implicit in the security at the date of acquisition. In addition, the staff notes that the company states that the internal rate of return is the pre-tax yield used to discount the future cash flows. The cash flows have been discounted using the stated yield on the individual security purchased plus a market discount rate ranging from 1% to 6%. These two statements appear to be inconsistent. Please tell us how you determined the discount rate to be used in the company's OTTI methodology. If the rate used is not the effective yield then state which rate is used by the company. If the rate used is the effective yield then the company should revise its disclosure in future filings to eliminate the apparent inconsistency.

4.   The staff notes that for PreTSL XIX you disclose that there is no excess subordination. Please tell us and revise future filings to state the following:

- how you calculate excess subordination; and

- how you determined that with no excess subordination there was no credit impairment.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR. Please furnish a cover letter that keys your response to our comments, provide any requested information and provide us drafts of proposed revisions to future filings in response to our comments. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to Chris Harley at 202-551-3695, or to Marc Thomas at 202-551-3452. Please direct any other questions to Eric Envall at 202-551-3234, or to me at 202-551-3434.

Sincerely,

Michael Clampitt
Senior Counsel